Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

December 13, 2006

WELLS FARGO & COMPANY

$55,372,000 Floating Rate Notes Due December 20, 2046

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due December 20, 2046

Note Type:	Senior unsecured

Trade Date:	December 13, 2006

Settlement Date (T+5):	December 20, 2006

Maturity Date:	December 20, 2046

Aggregate Principal Amount Offered:	$55,372,000

Price to Public (Issue Price):	100%, plus accrued interest, if any, from December 20, 2006

Underwriting Discount (Gross Spread):	1.00%

All-in Price (Net of Underwriting Discount):	99.00%

Net Proceeds:	$54,818,280

Benchmark:	Three-month LIBOR

Spread to Benchmark:	-25 basis points

Interest Rate:	LIBOR Telerate minus 0.25%

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Interest Reset Dates:	March 20, June 20, September 20 and December 20, commencing March 20, 2007

Interest Payment Dates:	March 20, June 20, September 20 and December 20, commencing March 20, 2007, and at maturity

Initial Interest Rate:	LIBOR Telerate minus 0.25%, determined on the second London banking day prior to December 20, 2006

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter; each owner of a beneficial interest in a Note will be required to hold such beneficial interest in a minimum principal amount of $1,000

Redemption:	At its option, Wells Fargo & Company can redeem the Notes, in whole or in part, on December 20, 2036 and on any business day thereafter, at the redemption prices specified below (in each case expressed as a percentage of the principal amount of the Notes to be redeemed), together with any accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on	Redemption Price
December 20, 2036	105.00%
December 20, 2037	104.50%
December 20, 2038	104.00%
December 20, 2039	103.50%
December 20, 2040	103.00%
December 20, 2041	102.50%
December 20, 2042	102.00%
December 20, 2043	101.50%
December 20, 2044	101.00%
December 20, 2045 and thereafter to, but excluding, maturity	100.50%

Repayment:	A holder of the Notes may elect to have Wells Fargo & Company repay the Notes, in whole or in part, on the repayment dates and at the repayment prices specified below (in each case expressed as a percentage of the principal amount of the Notes to be repaid), together with any accrued interest to the repayment date:

Repayment Date	Repayment Price
December 20, 2007	98.00%
December 20, 2008	98.00%
December 20, 2009	98.00%
December 20, 2010	98.00%
December 20, 2011	98.00%
December 20, 2012	99.00%
December 20, 2013	99.00%
December 20, 2014	99.00%
December 20, 2015	99.00%
December 20, 2016	99.00%
December 20, 2017 and each third anniversary of such date to and including December 20, 2044	100.00%

Certain U.S. Federal Income Tax Consequences:

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Wells Fargo & Company believes that it is a domestic operating corporation and that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2005. In making this determination, Wells Fargo has made certain assumptions and used procedures which it believes are reasonable. Wells Fargo cannot give any assurances as to whether it will continue to be a domestic operating corporation that meets the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with Wells Fargo & Company’s determination of its status as domestic operating corporation or the manner in which Wells Fargo & Company has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Listing:	None

Underwriters:	Citigroup Global Markets Inc. $10,025,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated $3,000,000
Morgan Stanley & Co. Incorporated $20,000,000
UBS Securities LLC $22,347,000

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 877-858-5407.

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